FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F    X         Form 40-F
                   -------                -------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes              No    X
             -------         -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

         Contents:
               1.   Quarterly Report for the Quarter Ended June 30, 2004
               2.   Press Release dated June 21, 2004
               3.   Press Release dated August 9, 2004 (2 releases)

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737 and 333-61260) and on Form F-3 (No. 333-7526 and No.
333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended June 30, 2004

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


      Bermuda                                               N/A
(Country of Incorporation)                  (I.R.S. Employer Identification No.)


            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


      Registrant's telephone number, including area code:  (852) 2693 2238


      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x_ No___


      Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

               Class                                Outstanding at June 30, 2004
---------------------------------------             ----------------------------
Common Stock, par value $0.01 per share                      18,626,228



------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                              RADICA GAMES LIMITED

                      INDEX TO QUARTERLY REPORT ON FORM 6-K
                           QUARTER ENDED JUNE 30, 2004



                                ITEMS IN FORM 6-K


                                                                            Page
                                                                            ----

PART I - FINANCIAL INFORMATION

  Item 1.      Financial Statements............................................4

               Condensed Consolidated Balance Sheets June 30, 2004
               (unaudited) and December 31, 2003...............................4

               Condensed Consolidated Statements of Operations for the
               Three Months and Six Months Ended June 30, 2004
               (unaudited) and 2003 (unaudited)................................5

               Condensed Consolidated Statements of Shareholders'
               Equity (unaudited) for the Six Months Ended June 30,
               2004 (unaudited) and 2003 (unaudited)...........................6

               Condensed Consolidated Statement of Cash Flows for the
               Six Months Ended June 30, 2004 (unaudited) and 2003
               (unaudited).....................................................7

               Notes to the Condensed Consolidated Financial
               Statements......................................................8

   Item 2.     Management's Discussion and Analysis of Financial
               Condition and Results of Operations............................14

   Item 3.     Quantitative and Qualitative Disclosures about Market
               Risk...........................................................17

   Item 4.     Controls and Procedures........................................17



PART II - OTHER INFORMATION

   Item 1.     Legal Proceedings..............................................18

   Item 2.     Changes in Securities, Use of Proceeds and Issuer
               Purchases of Equity Securities.................................18

   Item 3.     Defaults Upon Senior Securities................................18

   Item 4.     Submission of Matters to a Vote of Security Holders............18

   Item 5.     Other Information..............................................18

   Item 6.     Exhibits and Reports on Form 8-K...............................18

Item 1.   Financial Information

                              RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS
                      JUNE 30, 2004 AND DECEMBER 31, 2003


(US dollars in thousands, except share data)                        June 30,     December 31,
                                                                   ---------      ---------
                                                                      2004          2003
                                                                   ---------      ---------
                                                                  (unaudited)
                                      ASSETS
Current assets:
  Cash and cash equivalents                                        $   9,966      $  13,944
  Investment securities                                               26,444         28,009
  Accounts receivable, net of allowances for doubtful accounts
    of $210 ($251 as at December 31, 2003)                             9,059         15,360
  Inventories                                                         26,648         15,503
  Prepaid expenses and other current assets                            5,225          2,748
  Income taxes receivable                                                931          1,404
  Deferred income taxes                                                1,706          1,706
                                                                   ---------      ---------

    Total current assets                                              79,979         78,674
                                                                   ---------      ---------

Property, plant and equipment, net                                    12,430         11,908
                                                                   ---------      ---------

Goodwill                                                               9,551          9,551
                                                                   ---------      ---------

Other assets                                                             864            875
                                                                   ---------      ---------

Deferred income taxes, noncurrent                                        899          1,206
                                                                   ---------      ---------

    Total assets                                                   $ 103,723      $ 102,214
                                                                   =========      =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                 $  11,365      $   6,350
  Accrued warranty expenses                                              500          1,040
  Accrued payroll and employee benefits                                1,277          1,353
  Accrued liabilities                                                  3,942          3,976
  Income taxes payable                                                     4            339
                                                                   ---------      ---------

    Total current liabilities                                         17,088         13,058
                                                                   ---------      ---------

    Total liabilities                                                 17,088         13,058
                                                                   ---------      ---------

Shareholders' equity:
  Common stock
    par value $0.01 each, 100,000,000 shares
    authorized, 18,626,228 shares issued and outstanding
    18,225,204 as at December 31, 2003)                                  186            182
  Additional paid-in capital                                           4,309          3,517
  Retained earnings                                                   82,261         85,437
  Accumulated other comprehensive income (loss)                         (121)            20
                                                                   ---------      ---------

    Total shareholders' equity                                        86,635         89,156
                                                                   ---------      ---------

    Total liabilities and shareholders' equity                     $ 103,723      $ 102,214
                                                                   =========      =========

         See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATIONS
            THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003



(US dollars in thousands,                             Three months ended June 30,          Six months ended June 30,
except per share data)                              ------------------------------      ------------------------------
                                                        2004              2003*             2004              2003*
                                                    ------------      ------------      ------------      ------------
                                                     (unaudited)       (unaudited)       (unaudited)       (unaudited)

Revenues:
  Net sales                                         $     18,799      $     16,944      $     30,924      $     32,989
  Cost of goods sold
    (exclusive of items shown separately below)          (12,647)          (11,452)          (19,632)          (21,396)
                                                    ------------      ------------      ------------      ------------
  Gross profit                                             6,152             5,492            11,292            11,593
                                                    ------------      ------------      ------------      ------------

Operating expenses:
  Selling, general and administrative expenses            (5,206)           (5,028)          (10,195)          (10,322)
  Research and development                                  (869)             (920)           (1,798)           (1,835)
  Depreciation and amortization                             (429)             (524)             (850)           (1,116)
  Restructuring charge                                      --                 (87)             --                 (87)
                                                    ------------      ------------      ------------      ------------
    Total operating expenses                              (6,504)           (6,559)          (12,843)          (13,360)
                                                    ------------      ------------      ------------      ------------

Operating loss                                              (352)           (1,067)           (1,551)           (1,767)

Other income                                                  48               108               130               163

Foreign currency gain, net                                    72               147                44               160

Net interest income                                          139                46               288               106
                                                    ------------      ------------      ------------      ------------

Loss before income taxes                                     (93)             (766)           (1,089)           (1,338)

Credit (provision) for income taxes                          264               (23)              148               (55)
                                                    ------------      ------------      ------------      ------------

Net profit (loss)                                   $        171      $       (789)     $       (941)     $     (1,393)
                                                    ============      ============      ============      ============

Net profit (loss) per share:

  Basic                                             $       0.01      $      (0.04)     $      (0.05)     $      (0.08)
                                                    ============      ============      ============      ============

  Diluted                                           $       0.01      $      (0.04)     $      (0.05)     $      (0.08)
                                                    ============      ============      ============      ============

Weighted average number of
  Common and common equivalent shares:

  Basic                                               18,620,108        17,963,983        18,595,387        17,903,140
                                                    ============      ============      ============      ============

  Diluted                                             19,499,899        17,963,983        18,595,387        17,903,140
                                                    ============      ============      ============      ============

Cash dividends declared per share
  (4 cents declared and paid for each
  quarter ended March 31, June 30,
  and September 30, 2004)                           $       0.04      $       --        $       0.12      $       --
                                                    ============      ============      ============      ============

* Reclassified to conform with 2004 presentation.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        AND COMPREHENSIVE INCOME (LOSS)
                    SIX MONTHS ENDED JUNE 30, 2004 AND 2003



(US dollars in thousands)                    Common stock                                            Accumulated
                                            ------------              Additional                        other            Total
                                        Number                          paid-in        Retained     comprehensive     shareholders'
                                       of shares        Amount          capital        earnings     income (loss)        equity
                                      ----------      ----------      ----------      ----------    -------------     -------------

Balance at December 31, 2003          18,225,204      $      182      $    3,517      $   85,437       $       20       $   89,156
Issuance of stock                          1,156            --                11            --               --                 11
Stock options exercised                  399,868               4             781            --               --                785
Dividends declared                          --              --              --            (2,235)            --             (2,235)
Net loss                                    --              --              --              (941)            --               (941)
Unrealized loss on investment
  securities available-for-sale,
  net of nil tax                            --              --              --              --               (121)            (121)
Foreign currency translation,
  net of nil tax                            --              --              --              --                (20)             (20)
                                      ----------      ----------      ----------      ----------       ----------       ----------
Balance at June 30, 2004              18,626,228      $      186      $    4,309      $   82,261       $     (121)      $   86,635
                                      ==========      ==========      ==========      ==========       ==========       ==========

Balance at December 31, 2002          17,796,131      $      178      $    2,320      $   72,946       $     (808)      $   74,636
Issuance of stock                          1,379            --                 7            --               --                  7
Stock options exercised                  201,739               2             524            --               --                526
Net loss                                    --              --              --            (1,393)            --             (1,393)
Foreign currency translation,
  net of nil tax                            --              --              --              --                184              184
                                      ----------      ----------      ----------      ----------       ----------       ----------
Balance at June 30, 2003              17,999,249      $      180      $    2,851      $   71,553       $     (624)      $   73,960
                                      ==========      ==========      ==========      ==========       ==========       ==========


The comprehensive loss of the Company, which represents the aggregate of the net loss, unrealized loss on investment securities, and the foreign currency translation adjustments, was $(1,082) and $(1,209) for the six months ended June 30, 2004 and 2003.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                      CONSLIDATED STATEMENTS OF CASH FLOWS
                    SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(US dollars in thousands)                                               2004          2003
                                                                      --------      --------
                                                                     (unaudited)   (unaudited)

Cash flow from operating activities:
Net loss                                                              $   (941)     $ (1,393)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Deferred income taxes                                                    307          --
  Depreciation                                                             850         1,116
  Loss on disposal and write off of property, plant and equipment         --               3
  Compensatory elements of stock issuances                                  11          --
  Unrealized gain on trading investments                                   (56)         --
  Changes in current assets and liabilities:
    Decrease in accounts receivable                                      6,301         7,297
    Increase in inventories                                            (11,145)       (3,161)
    Increase in prepaid expenses and other current assets               (2,477)         (749)
    Increase in accounts payable                                         5,015           197
    Decrease in accrued payroll and employee benefits                      (76)       (1,684)
    Decrease in accrued warranty expenses                                 (540)         (630)
    Decrease in other accrued liabilities                                 (782)       (2,652)
    Decrease (increase) in income taxes receivable                         138          (305)
                                                                      --------      --------

Net cash used in operating activities                                   (3,395)       (1,961)
                                                                      --------      --------

Cash flow from investing activities:
  Proceeds from sale of investment securities                            1,500          --
  Proceeds from sale of property, plant and equipment                      222             2
  Purchase of property, plant and equipment                             (1,583)         (378)
                                                                      --------      --------

Net cash provided by (used in) investing activities                        139          (376)
                                                                      --------      --------

Cash flow from financing activities:
  Funds from issuance of stock                                            --               7
  Funds from stock options exercised                                       785           526
  Dividends paid                                                        (1,487)         --
  Repayment of long-term debt                                             --          (1,825)
                                                                      --------      --------

Net cash used in financing activities                                     (702)       (1,292)
                                                                      --------      --------

Effect of currency exchange rate change                                    (20)          184
                                                                      --------      --------

Net decrease in cash and cash equivalents                               (3,978)       (3,445)

Cash and cash equivalents:
  Beginning of period                                                   13,944        32,692
                                                                      --------      --------

  End of period                                                       $  9,966      $ 29,247
                                                                      ========      ========

       See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          (QUARTER ENDED JUNE 30, 2004)
                            (US dollars in thousands)

1.   BASIS OF PRESENTATION

     FINANCIAL STATEMENT PRESENTATION
     The condensed consolidated financial statements of Radica Games Limited (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The accompanying condensed consolidated financial statements contain all normal and recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position of the Company as of June 30, 2004, and its results of operations and cash flows for the periods presented herein. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 20-F for the year ended December 31, 2003.

     Because the Company's business is seasonal, revenues, expenses, assets and liabilities can vary during each quarter of the year. Accordingly, the operating results and trends in these unaudited condensed consolidated interim financial statements are not necessarily indicative of future results that may be expected for any other interim period or the full year.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, valuation allowances for receivables and deferred income tax assets and provisions for product returns and warranties, as well as in estimates used in accounting for legal contingencies. Actual results could differ from the estimated results. Differences from those estimates are recorded in the period they become known.

     ACCOUNTING FOR STOCK BASED COMPENSATION
     The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net profit (loss) if the fair value based method had been applied to all outstanding and unvested awards in the period:

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          (QUARTER ENDED JUNE 30, 2004)
                 (US dollars in thousands except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

                                             Three months ended June 30,  Six months ended June 30,
                                             ---------------------------  -------------------------
                                                 2004           2003           2004        2003
                                             --------       ----------    ----------    ---------
     Net profit (loss)
        As reported                          $    171       $    (789)    $    (941)    $ (1,393)
                                             --------       ----------    ----------    ---------
        Less: Total stock-based employee
           compensation expense determined
           under fair-value-based method
           for all rewards, net of related
           tax effects                           (124)           (162)         (250)        (304)
                                             --------       ----------    ----------    ---------
        Pro forma                            $     47       $    (951)    $  (1,191)    $ (1,697)
                                             ========       ==========    ==========    =========
     Reported net profit (loss) per share
        Basic                                $   0.01       $   (0.04)    $   (0.05)    $  (0.08)
        Diluted                                  0.01           (0.04)        (0.05)       (0.08)
     Pro forma net profit (loss) per share
        Basic                                $    -         $   (0.05)    $   (0.06)    $  (0.09)
        Diluted                                   -             (0.05)        (0.06)       (0.09)

     In April 2003, the Financial Accounting Standards Board ("FASB") announced that it would mandate the fair value method of accounting for all stock-based awards. The FASB issued an Exposure Draft of a proposed statement on March 31, 2004, which is subject to a comment period. If enacted, the change in accounting is not expected to be effective for the Company until fiscal 2005. Until a final statement is issued, the Company cannot estimate the effect that this change in accounting would have on its consolidated statement of operations.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

     The Company has evaluated the impact of applying FIN 46R and believes that, other than those entities already consolidated in the Company's consolidated financial statements, no additional entities would need to be consolidated by the Company.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          (QUARTER ENDED JUNE 30, 2004)
                 (US dollars in thousands except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classification and measurement in the balance sheets for certain financial instruments which possess characteristics of both a liability and equity. The Company currently does not have any financial instruments that are within the scope of this Statement. The company adopted SFAS No. 150, effective January 1, 2004. The adoption of SFAS No. 150 did not result in any classification of the company's consolidated financial statements in all prior periods presented.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material affect on the Company's results of operations or financial position.

     RECLASSIFICATIONS
     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. These reclassifications had no effect on net profit (loss) or shareholders' equity.

2.   NET PROFIT (LOSS) PER SHARE

     Basic net profit (loss) per share is based on the weighted average number of shares of common stock, and with respect to diluted net profit per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net profit per share is computed using the treasury stock method. Dilutive potential common stock has no effect on net loss per share as the effect would be anti-dilutive.

     The following table sets forth the computations of net profit (loss) per share for the three-month and six-month periods ended June 30:

                                           Three months ended June 30,  Six months ended June 30,
                                                2004          2003          2004             2003
Numerator for basic and diluted net profit
(loss) per share:

  Net profit (loss)                         $       171   $     (789)   $      (941)   $    (1,393)
                                            ===========   ===========   ============   ============
Denominator:
  Basic weighted average shares              18,620,108    17,963,983    18,595,387     17,903,140
  Effect of dilutive options                    879,791          -             -              -
                                            -----------   -----------   ------------   ------------
  Diluted weighted average shares            19,499,899    17,963,983    18,595,387     17,903,140
                                            ===========   ===========   ============   ============
Basic net profit (loss) per share:          $      0.01   $    (0.04)   $     (0.05)   $     (0.08)
                                            ===========   ===========   ============   ============
Diluted net profit (loss) per share:        $      0.01   $    (0.04)   $     (0.05)   $     (0.08)
                                            ===========   ===========   ============   ============

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          (QUARTER ENDED JUNE 30, 2004)
                            (US dollars in thousands)

3.   BUSINESS SEGMENTS

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company has two reportable segments from which it derives its revenues: the Games business that sells product under the Company's Radica(R) and Girl Tech(R) brand names, and the Video Game
     Accessory   ("VGA")   business  that  sells  product  under  the  Company's
     Gamester(R) brand name. The Company also sources certain VGA and other electronic products through third party manufacturers for retailers to sell under their own brands; this is also included in the VGA segment. The reportable segments are strategic businesses that offer different products.

     The Company measures segment performance based on net profit before interest and other income and income taxes. Inter-segment sales and transfers have been eliminated and are not included in the following table. Certain corporate expenses are managed outside of the operating segments. Corporate expenses consist primarily of costs related to business integration and other general and administrative expenses. All corporate and indirect costs have been apportioned on the basis of corresponding sales and direct costs.

     Information by segment for the three months and six months ended June 30, 2004 and 2003 are as follows:

                                             Three months ended June 30,  Six months ended June 30,
                                             ---------------------------  -------------------------
                                                2004          2003           2004          2003
                                             ---------     ---------      ---------     ---------
     Revenues from external customers
        Games and Youth Electronics          $ 16,734      $ 13,697       $ 26,533      $ 25,747
        VGA                                     2,065         3,247          4,391         7,242
                                             ---------     ---------      ---------     ---------
     Total revenues from external customers  $ 18,799      $ 16,944       $ 30,924      $ 32,989
                                             =========     =========      =========     =========
     Segment profit (loss)
        Games and Youth Electronics          $     47      $   (226)      $   (903)     $    (37)
        VGA                                      (327)         (694)          (604)       (1,570)
                                             ---------     ---------      ---------     ---------
     Total segment loss                      $   (280)     $   (920)      $ (1,507)     $ (1,607)
     Corporate
        Net interest and other income             187           154            418           269
        Income tax benefit (expense)              264           (23)           148           (55)
                                             ---------     ---------      ---------     ---------
     Net profit (loss)                       $    171      $   (789)      $   (941)     $ (1,393)
                                             =========     =========      =========     =========

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          (QUARTER ENDED JUNE 30, 2004)
                            (US dollars in thousands)

4.   GOODWILL

     At June 30, 2004 and December 31, 2003, the Company's cost in excess of fair value of assets purchased (goodwill) related to the 1999 acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"). On June 24, 1999, the Company purchased Radica UK for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. The Company recorded goodwill of approximately $12,100 resulting from the adjusted purchase price. Accumulated amortization related to goodwill of $2,518 arising prior to the adoption of SFAS No. 142 has been reflected in the gross carrying amount of goodwill as of December 31, 2001.

     Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is required to be tested for impairment on an annual basis at the reporting unit level. Furthermore, goodwill is required to be tested on an interim basis if an event or change in circumstances indicates that the asset might be impaired. The goodwill arising from the purchase of Radica UK was allocated to the Video Games Accessories ("VGA") reporting unit. In December 2003, the Company has undertaken goodwill impairment testing to determine whether the goodwill was impaired and the extent of such impairment. After performing this evaluation there was no impairment of goodwill as at December 31, 2003 as the fair value of the reporting unit (as determined using the expected present value of future cash flows) exceeded the carrying amount of the reporting unit (including goodwill). There have been no events since December 31, 2003 which would cause the Company to change this assessment.

5.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                              June 30,           December 31,
                                                2004                 2003
                                              --------           ------------
     Raw materials                            $  6,279               $  1,554
     Work in progress                            7,168                  2,758
     Finished goods                             13,201                 11,191
                                              --------           ------------
                                              $ 26,648               $ 15,503
                                              ========           ============

6.   PROPERTY, PLANT AND EQUIPMENT

     Property and Plant and Equipment consists of the following:

                                              June 30,           December 31,
                                                2004                 2003
                                              --------           ------------
     Land and buildings                       $ 10,692               $ 10,953
     Plant and machinery                         7,859                  7,754
     Furniture and equipment                     8,055                  7,514
     Leasehold improvements                      3,104                  2,943
                                              --------           ------------
        Total                                   29,710                 29,164
        Less: Accumulated depreciation and
              amortization                     (17,280)               (17,256)
                                              --------           ------------
           Total, net                         $ 12,430               $ 11,908
                                              ========           ============

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          (QUARTER ENDED JUNE 30, 2004)
                            (US dollars in thousands)

7.   ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                              June 30,           December 31,
                                                2004                 2003
                                              --------           ------------
     Accrued advertising expenses             $    849               $  1,091
     Accrued license and royalty fees              687                  1,062
     Commissions payable                            54                    166
     Dividends payable                             748                     -
     Other accrued liabilities                   1,604                  1,657
                                              --------           ------------
        Total                                 $  3,942               $  3,976
                                              ========           ============

8.   PLEDGE OF ASSETS

     At June 30, 2004, the Company's general banking facilities including overdraft and trade facilities were collateralized by leasehold land and buildings and bank balances with an aggregate net book value of $2,248 and $1,909, respectively.

9.   LITIGATION

     On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owners of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (Auto
     ID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their IP rights and therefore the Company is obligated to pay a royalty based on the use of this technology. The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. On January 23, 2004 a declaratory judgment was given in the Cognex case that the Lemelson's patent claims are invalid. If this judgment is upheld following appeal, the Company believes that this result is favorable to the Company's defense of the Lemelson lawsuit. On June 29, 2004, Lemelson filed its notice of appeal to the Court of Appeals for the Federal Circuit. The briefing is not expected to be completed until the first quarter of 2005 and a decision from the Court will likely not be issued until 2006.

     The Company cannot predict the outcome of the Lemelson case or the effect of such litigation on the financial results of the Company. No accrual has been recorded at June 30, 2004 and December 31, 2003 in respect of the Lemelson case or other claims or legal actions, in accordance with SFAS No. 5 Accounting for Contingencies. Management does not believe that the ultimate disposition of the other matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the United States Securities and Exchange Commission.

DESCRIPTION OF BUSINESS

Founded in 1983 by Americans living in Hong Kong,  Radica Games Limited (NASDAQ:
RADA) was incorporated in Bermuda in 1993. We are headquartered in Hong Kong and manufacture our products in our factory in southern China. In 1994 we went public when our shares began trading on the Nasdaq National Market.

We manufacture and market a diverse line of electronic entertainment products covering multiple product lines - electronic games carrying the Radica(R), Play TV(R) and Arcade Legends (TM) brand names, Gamester(R) branded video game controllers & accessories, girls' lifestyle electronics carrying the Girl Tech(R) and Barbie(TM) brand names and three new categories being introduced in 2004, a doll line carrying the Twinkleberries(TM) brand name, an infra red car line carrying the Nitro Battlerz(TM) brand name and a remote control combination truck and plane product being distributed in the United Kingdom under the Atlas brand name. Product sales data for these three new brands are displayed in the sales summary under "Other Electronic Toys". Our factory also manufactures for other companies in the electronic game industry. We market our products through subsidiaries in the United States, the United Kingdom, Canada, Macau and Hong Kong. Our largest market is in the United States where in 2003 we had the second largest market share in the electronic handheld and tabletop electronic games categories according to industry data source, The NPD Group, Inc.

RESULTS OF OPERATIONS

The following table sets forth items from our Consolidated Statements of Operations as a percentage of net revenues:

                                              Three months ended June 30,
                                              ---------------------------
                                                2004              2003
                                              ----------        ---------
Net sales                                         100.0%           100.0%
Cost of goods sold                               (67.3%)           (67.6%)
Gross margin                                       32.7%            32.4%

Selling, general and administrative expenses     (27.7%)           (29.7%)
Research and development                          (4.6%)           (5.4%)
Depreciation and amortization                     (2.3%)           (3.1%)
Restructuring charge                                0.0%           (0.5%)

Operating loss                                    (1.9%)           (6.3%)

Net interest and other income                       1.0%             0.9%
Foreign currency gain, net                          0.4%             0.9%

Loss before income taxes                          (0.5%)           (4.5%)
Credit (provision) for income taxes                 1.4%           (0.2%)
Net profit (loss)                                   0.9%           (4.7%)

We reported a net profit for the second quarter of 2004 of $0.2 million or $0.01 per diluted share compared to a net loss of $0.8 million or $0.04 per diluted share in the second quarter of 2003.

Summary of sales achieved from each category of products:

                                        Three months ended June 30,
                           -----------------------------------------------------
                                      2004                       2003
                            % of Net        Net         % of Net         Net
Product Lines              Sales Value  Sales Value    Sales Value   Sales Value
-------------              -----------  -----------    -----------   -----------
(US dollars in thousands)

Electronic Games                 58.8%  $    11,059          49.1%   $     8,329
Youth Electronics                15.2%        2,848          13.0%         2,196
Other Electronic Toys             3.0%          565           0.0%          -
VGA                              10.7%        2,016          15.0%         2,537
Manufacturing Services           12.3%        2,311          22.9%         3,882
                           -----------  -----------    -----------   -----------
Total                           100.0%  $    18,799         100.0%   $    16,944
                           ===========  ===========    ==========    ===========

Gross profit margin for the second quarter of 2004 was 32.7% compared to 32.4% in the second quarter of 2003. This was due to the reduction of lower margin manufacturing services business offset partially by the impact of a higher proportion of import shipments on FOB terms and sales to international distributors which also have lower margin. The margin was also impacted by higher freight costs related to relocating the U.S. inventories from Nevada to Kentucky, a move which is expected to provide cost savings for the remainder of the year. In addition, demand for products in Q3 has meant we have outsourced manufacturing of more product than usual resulting in increased cost. 2003 comparable numbers have been reclassified to reflect the reallocation of certain costs in Asia which were included in operating costs in 2003 but are now categorized as costs of goods sold.

Radica branded sales (excluding Manufacturing Services) increased by 26.2% for the quarter. Our product lines were aided by new brands in other electronics toys which were launched during the quarter. The new product line generated $0.6 million sales in the second quarter. Electronic Games and Youth Electronics grew by 32.8% and 29.7%, respectively. Increases in the Electronics Games and Youth Electronics revenues were tempered by volume decline and pricing pressure in the United Kingdom in the soft Video Game Accessories ("VGA") retail markets. VGA decreased by 20.5% for the quarter.

In Manufacturing Services, our strategy to move away from this business and increase our focus on the more profitable Radica branded sales resulted in a $1.6 million reduction in Manufacturing Services sales compared to the second quarter of 2003.

Operating expenses decreased to $6.5 million for the quarter from $6.6 million in the second quarter of 2003. The decrease was mainly due to a reduction in depreciation and amortization charges together with a restructuring charge during the second quarter of 2003 totaling $87,000, offset by increases in variable expenses due to the increase in sales.

The following table shows the major operating expenses:

                                        Three months ended June 30,
                                        ---------------------------
(US dollars in millions)                      2004         2003
                                        -------------   -----------
Advertising expenses                          0.4           0.6
Other selling and promotion expenses          0.8           0.7
Indirect salaries and bonus                   2.1           2.1
Other general & administrative expenses       1.9           1.7
Research and development expenses             0.9           0.9
Depreciation and amortization                 0.4           0.5

LIQUIDITY AND CAPITAL RESOURCES

Our cash and investment securities totaled $36.4 million at June 30, 2004 as compared to $42.0 million at December 31, 2003. The decrease was primarily due to the net loss ($0.9 million), changes in assets and liabilities ($2.3 million) primarily consisting of increases in inventories, prepaid expenses and other assets, dividend paid ($1.5 million) and the purchase of property, plant and equipment ($1.6 million) and offset by decreases in accounts receivable and increases in accounts payable. The decrease was partially offset by receipt of cash proceeds related to the exercise of stock options ($0.8 million).

Changes in assets and liabilities result primarily from the timing of production, sales and purchases. Such changes in assets and liabilities generally tend to even out over time and result in trends in cash flows from operating activities generally reflecting earnings trends. Our inventories increased to $26.6 million from $15.5 million at December 31, 2003. Accounts receivables were $9.1 million at June 30, 2004 as compared to $15.4 million at December 31, 2003. Our business is inherently seasonal. Normally our sales have been lowest during the first and second quarters and highest during the third and fourth quarters. Receivables have been lowest during the succeeding first and second quarters. Likewise, inventory buildup is seasonal. The increase in accounts receivables for 2004 relate primarily to the increased sales in the second quarter of 2004 compared to the second quarter of 2003. The increase in inventory was due primarily to a greater increase in inventory buildup for next quarter's demands.

Current liabilities were $17.1 million at June 30, 2004, up $4 million from the $13.1 million reported at December 31, 2003. It was mainly due to an increase in payables related to inventory purchases and dividends payable. There was no debt at June 30, 2004 and December 31, 2003.

At June 30, 2004, we had net assets of $86.7 million compared with $89.2 million at December 31, 2003. Our business generates a significant majority of its cash from its normal operations but seasonal cash requirements have been met with the use of short-term borrowings, which included borrowings under secured lines of credit. We had no derivative instruments or off-balance sheet financing activities during the quarter ended June 30, 2004. We believe that our existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of our core business.

Management believes that our existing credit lines are sufficient to meet future short-term cash demands, including seasonal build up of inventory. We fund our operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under secured and unsecured credit facilities when needed. During 2004, we expect to continue to fund our working capital needs through operations and the revolving credit facility and we believe that the funds are available to meet our needs. However, unforeseen circumstances such as severe softness in, or a collapse of, the retail environment may result in a significant decline in revenues and operating results, thereby causing us to exhaust our cash resources. If this were to occur, we may be required to seek alternative financing of working capital.

On January 5 and March 29, 2004, we declared first and second dividends each of 4 cents per share which were paid on January 30, 2004 and April 30, 2004, respectively. On June 21, 2004, we declared a third dividend of 4 cents per share which was paid on July 30, 2004.

CRITICAL ACCOUNTING POLICIES

For a discussion of our critical accounting policies, see "Item 5, operating and financial review and prospects" in our 2003 Form 20-F.

RECENTLY ISSUED ACCOUNTING STANDARDS

A discussion of certain recently issued accounting standards and the estimated impact on us is set out in note 1 to the condensed consolidated financial statements.

RISK FACTORS

For a discussion of our risk factors, see "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our 2003 Form 20-F. Additional risk factors:

Foreign Currency Risk

Efforts to increase worldwide distribution have made our business increasingly global. We expect that international sales may continue to represent a significant portion of our revenue. Although most of our international sales are denominated in the US dollars, fluctuations in foreign currencies may have an impact on our financial results. We are prepared to hedge against fluctuations in foreign currencies if the exposure is material, although we have not engaged in hedging activities to date.

We have monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the Pound Sterling, the Canadian dollar, the Hong Kong dollar and the RMB. International distribution and sales revenues usually are made by our subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, our operating results are exposed to changes in exchange rates between the United States Dollar and the Pound Sterling or the Canadian dollar. Our operating results could also be affected by changes in the exchange rate between the US dollar and the RMB if the Chinese currency were to stop being pegged to the US dollar.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS (CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995)

Certain written and oral statements made or incorporated by reference from time to time by us or our representatives in this Form 6-K, other filings or reports filed with the Securities and Exchange Commission, press releases, conferences, or otherwise, contain certain "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "may", "will", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, or depend on the outcome of contingencies such as legal proceedings. Management cautions you that forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. For a more complete discussion of our risk factors, you are referred to the sections in our Form 20-F and Form 6-K identified above under the caption "Risk Factors". The forward-looking statements made in this Form 6-K speak only as of the date on which the statements are made.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The market risk disclosures have not materially changed from those appearing in our 2003 Form 20-F (see Item 11).

ITEM 4.  CONTROLS AND PROCEDURES

         Not Applicable.

PART II - OTHER INFORMATION

Item 1.  Legal Proceedings

         See Note 9 to the accompanying Financial Statements.

Item 2. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

         None.

Item 3.  Defaults Upon Senior Securities

         None.

Item 4.  Submission of Matters to a Vote of Security Holders

         None.

Item 5.  Other Information

         None.

Item 6.  Exhibits and Reports on Form 8-K

         (a)  Exhibits

              None.

         (b)  Reports on Form 8-K

              None.

                                    SIGNATURE



Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADICA GAMES LIMITED




Date:  August 31, 2004                            /s/ Craig D. Storey
     -----------------                            ------------------------------
                                                  Craig D. Storey
                                                  Chief Accounting Officer